RECEIVED

2007 AUG 14 A 11: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank Nederland

Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025958

Our reference BB/jcd
Date August 3, 2007

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

SUPPL

The enclosed press releases from the period July 2007 and the Pricing Supplements of July 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

PROCESSED
AUG 16 2007
THOMSON FINANCIAL

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Rabobank in business

Can the euro challenge the dollar?

24-7-2007 | Other news

Charles de Gaulle famously complained that the United States had an "exorbitant privilege" due to the dollar's dominance. The euro is the first currency to offer a serious challenge to the position of the dollar.

A new report released by Rabobank's Economic Research Department looks at the different uses of an international currency in order to see if the euro really offers a viable alternative to the dollar. These include the current use and potential of the euro in international trade, the foreign exchange and asset markets, as a parallel currency, an anchor for FX regimes and in official currency reserves.

Contrary to popular belief, global currencies are not necessarily competing in a winner-takes-all game. Only in certain cases, namely commodity pricing and foreign exchange markets, are network effects so significant that they dictate one dominant currency. Here it will be difficult for the euro to supplant the dollar. In its favour, however, the trading power of the euro gives it an advantage in the invoicing of international trade outside of commodities.

Now that the euro securities markets come close to matching those of the dollar in size and liquidity, diversification favours a stronger role for the euro. Private investors and central banks will increasingly put part of their holding into euro assets.

The report states it is factors such as these that will result in the euro playing a much more important role as a second global currency, although supplanting the dollar will be much more difficult – and unlikely.

For more on the euro's global role, download the full article below.

Euro's global role

Cash machines and SMS-banking in Africa

19-7-2007 | Other news

With the help of Rabo Development, 50 brand new cash machines are now in operation at the Tanzanian National Microfinance Bank (NMB). The successful project was headed by Group ICT consultant Albert Wijnands, who worked in the head office in Dar es Salaam for three periods of two weeks.

In the 12 years that Wijnands has worked as an ICT consultant for Rabo Development, he has travelled from Latvia to China and back again. Most recently, his challenge in Tanzania has been combining the cash machines' functionality with the technology available at NMB. This has been no easy task. He has overseen the entire project, including the manufacture and distribution of the bank cards. "We had to test everything, write up a user manual and ensure front-office employees could correctly advise customers. But everything has fallen into place, and since the beginning of this year, 50 new NMB cash machines have been up and running."

Wijnands is now turning his attention to SMS-banking. "Many people in Africa have prepaid mobile phones. We'll be looking at how clients can top up their credit, and also how the bank can accept payments via a text message. We also want to make it possible for clients to set up various accounts via the cash machine, carry out transfers and immediately be able to let companies such as telephone and electricity know that payments have been made. We expect we'll still be able to achieve this this year."

Redundant cash machines from partner banks can be given a new lease of life in Africa. This was also a suggestion Bert Heemskerk made at Rabobank Nederlands' general meeting in June.

Rabobank

Rabobank in business

Rabobank sponsors pole walker

17-7-2007 | Other news

Rabobank is sponsoring Aukje van Gerven, the Dutchwoman who will be travelling from the South Pole to the North Pole. In preparation for this trip, she will be taking part in the 'Vierdaagse,' a tough, four-day walking event in Nijmegen, the Netherlands.

Aukje van Gerven is the only European to have been selected for this remarkable pole-to-pole project. In November 2007, she and an expedition team will head to the South Pole. Over the following eight months, the team will travel without motorised transport from the South Pole to Mount Kilimanjaro in Tanzania. Along the way, the team will visit different communities. "We will give presentations to young people in schools and help out with projects for things such as nature conservation," she writes on her website.

From August 2008 to April 2009, a new team will travel from the mountain, across Europe, to the North Pole.

Anuga 2007 Rabobank to exhibit at key global food & beverage fair for the first time

12-7-2007 | Other news

Rabobank, and the Frankfurt office in particular, is preparing for Anuga 2007, the world's largest food & agri industry trade fair, which is hosted biannually in Cologne and where this year Rabobank will, for the first time, have an exhibition stand.

Among the specific events being planned to coincide with Anuga is a 'Dairy Summit' hosted by the German Dairy Association on 14 October, in which Food & Agri Research (FAR) dairy specialist Mark Voorbergen will participate.

On the following afternoon Rabobank will, in partnership with Anuga, host a 'Sugar Summit' featuring Hans-Gerd Birlenberg, CEO of Nordzucker, the second largest sugar company in Germany and Europe, Christian Berner, CEO of Lekkerland, representing the fast-growing convenience segment, and Andy Duff from FAR in Sao Paolo. Representatives from the confectionary sector are also due to attend.

Topics to be discussed include regulation and deregulation affecting the sugar industry on both the production and consumption sides. The event will be moderated by Diethelm Holler, Chief Editor of the prestigious German food & agri publication Ernährungsdienst, and will be presented in German and English

The Frankfurt team is also organising a major client event on 15 October. The reception, for up to 200 clients and prospects, will include a speech on ethics in the food industry by Bruder Paulus Terwitte, a Capuchin friar who is a well known figure on German television and has written a number of books.

Click here to visit the Anuga website.

HNS Banco is now Rabobank Chile

12-7-2007 | Other news

During his trip in Santiago de Chile, Chairman of the Executive Board Bert Heemskerk took the opportunity to review the integration process of HNS Banco, which has reached an important milestone. Since beginning of July HNS operates under a new name: Rabobank Chile. In his interview with Chilean newspaper Diario Financiero, Bert Heemskerk said, "We have great plans to build what is going to be this new Rabobank."

The new Rabobank Chile will focus on three areas of business: corporate, agricultural and business banking. Bert Heemskerk explained that the first steps will see the integration of Rabobank wholesale activities and HNS' banking experience in the small and medium-size enterprises (SME's) segment. This also means a significant increase of the bank's products, particularly in Agrobanking, covering services such as current accounts, deposits, financing of properties 'and possibly becoming involved in the insurance area – to insure plantations, for example," added the Chairman.

When asked about Rabobank's plan in terms of personal banking, Heemskerk said, "The next step would be to develop activities in private banking, personal banking and possibly in the area of savings, but we will not be operating like a retail bank."

In terms of the objectives Rabobank hopes to meet, the Chairman clarified that these goals will not be governed by growth objectives in terms of loan placements or customers. Rabobank wants to be recognized as one of the best and most innovative banks. The bank also aims to strengthen its presence through the 11 branches formerly owned by HNS, from Antofagasta to Punto Arenas.

Bank Sarasin and AIG Private Bank set up a new bank catering to affluent clients

11-7-2007 | Other news

Bank Sarasin & Co. Ltd and AIG Private bank Ltd. Plan to combine their direct business with affluent clients and their business with independent financial providers – but not with the external asset managers – to form a new bank.

This new financial institution will initially have over 235,000 clients in Switzerland, Germany and Austria and will manage assets of approximately CHF 8 billion. The bank is due to start business by the end of 2008 at the latest, once the relevant approvals have been obtained from the Swiss Federal Banking Commissions (SFBC).

The letter of intent for the new collective banking venture was signed last weekend. Bank Sarasin will own 57.5% stake in the new bank, and AIG Private Bank 42.5%. The name and location of the new bank are still to be decided. Splitting off the business with affluent clients with assets up to CHF 500,000 will allow Bank Sarasin and AIG Private Bank to concentrate on their core business.

CEO Bank Sarasin, Joachim H. Straehle; "We are very excited about the prospect of working with our partner, AIG Private Bank to build up a bank dedicated to providing investment and saving solutions. At the same time this transaction offers clear benefits in the form of additional assets under management growth and greater cost efficiency."

Joachim Straehle and Eduardo Leeman, Chairman of AIG Private Bank, will both sit in the Supervisory Board of the new bank.

In its first year of business, the new bank is expected to earn gross income of around CHF 100 million. Marco Weber (Bank Sarasin) will be CEO of the new bank and Niklaus Siegrist (AIG Private Bank) his deputy. The new bank will start off with around 100 employees recruited from the relevant business units in both banks. No redundancies are expected, in view of the excellent growth prospects.

Sarasin AIG Private Bank press release

Beefing up meat sales in Australia and New Zealand

9-7-2007 | Other news

As the United States begins to regain access to Japan and Korea, after a three-year BSE (or mad cow disease) triggered ban, Australian and New Zealand beef exporters will increasingly pursue opportunities in alternative markets. This is according to a recently released FAR report.

Also of concern for Australian cattle farmers is the rising value of the Australian dollar. "This has increased by around 15% against the US dollar since the same time last year," says Wendy Voss, FAR protein analyst and one of the authors of the report. "For an industry like beef that exports nearly two thirds of its production, this has had a significant impact, eroding returns to exporters."

On a more positive note, even though Australian manufacturing beef exports to its traditional US destinations have fallen over the last five years, the market for primal cuts, chilled and grain-fed and other niche products such as organic beef has continued to grow.

Developing markets
Developing countries are experiencing rapid growth in meat consumption, primarily pork and chicken but also beef, as incomes and populations continue to grow. Although the OECD-FAO Agricultural Outlook 2006-2015 expects growth in supply from low-cost producers to these countries, Rabobank says there is a growing middle- to high-income group willing to pay for what they consider 'quality' product. This segment presents an opportunity for both Australian and New Zealand beef producers.

"Balancing opportunities in new markets with growing competition in existing markets will be critical to the success of Australian and New Zealand beef exporters," Voss concludes. "Assessing the value proposition that non-traditional markets represent, in comparison to protecting an established position, will the key challenge to maximising returns."

Mediarelease GFR Beef New Zealand

Mediarelease GFR Beef Australia

Rabobank

Rabobank in business

NMB signs first contracts with Tanzanian coffee cooperatives

4-7-2007 | Other news

In the last couple of months, the NMB Bank in Tanzania has closed a major series of financing contracts with coffee cooperatives. NMB Bank is the Rabo Development's first participation in Africa.

The warehouse receipt contracts were closed with some twenty cooperatives of small coffee farmers in the Highlands and Mbyea Districts in the west of Tanzania; remote areas with until now very inadequate financial services for farmers. These contracts provide short term prices via warehouse receipts for farmers whereby their market access and profits improve. In the coming years the NMB will extend its services to other coffee areas and other products such as cotton.

Find out more about Rabo Development's activities.

Rabobank

Rabobank in business

Wessanen and Rabo Capital established new company to merge frozen snack business

3-7-2007 | Other news

Royal Wessanen nv and Rabo Capital completed the transaction to merge the activities of Habek Snacks and Wessanen in ragout rolls ('kroketten'), hamburgers, meat rolls ('frikandellen') and halal snacks in a jointly owned new company called Favory Convenience Food Group.

Wessanen and Rabo Capital announced the transaction in April 2007, after which the appropriate consultation with employee representatives took place.
Favory Convenience Food Group has acquired the related Wessanen private label frozen snack business and the facilities in Bocholt (B) and Tilburg (NL) as well as the business and the facility of Habek Snacks in Deurne (NL). Wessanen will own 60.6% of the shares in Favory Convenience Food Group and Rabo Capital will own 39.4%. For Wessanen the transaction is cash neutral.

Read the full press release on www.raboprivateequity.nl

Rabobank

Rabobank in business

Strong presence for Rabobank at EuroFinance

2-7-2007 | Other news

This year's EuroFinance international cash and treasury management conference takes place in Vienna from 18-20 September and, as with previous events, Rabobank will have a strong presence.

The conference, now in its 16th year, is the global event of its kind for those involved in the risk and liquidity management business. Rabobank has taken a stand at the exhibition that accompanies the conference and staff from Global Financial Markets, Financial Logistics and other areas of Rabobank International will be available to discuss treasury and risk management products. The bank's approach to sustainability and corporate responsibility will also be profiled.

"The conference is an excellent opportunity for us to keep in contact with CFOs and other treasury professionals from our key clients and prospects, as well as reinforcing our credentials as a truly international bank," said Claire Raemakers, Marketing & Communications Manager at Rabobank International Corporate Clients Nederland.

Among the main topics due to be discussed in Vienna are the current trends shaping corporate treasury, carbon footprints and offsetting as well as a review of a recent international cash management survey.

Delegates will also have an opportunity to pick their 'Treasury Dream Team' from bankers, consultants and corporate treasurers taking part in liquidity and risk challenges.

Click here to visit the conference's website and click on the icon below to download the conference brochure.

EuroFinance brochure

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1770A
TRANCHE NO: 1

ZAR 300,000,000 10.25 per cent. Fixed Rate Notes 2007 due 27 April 2009

Issue Price: 100.642 per cent.

UBS Investment Bank

ABN AMRO | **Deutsche Bank** | **RBC Capital Markets**

Scotia Capital | **TD Securities**

The date of these Final Terms is 25 July 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, (i) Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, (ii) the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris, and (iii) *www.bourse.lu.*

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1770A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		South African Rand ("ZAR")
4	Aggregate Nominal Amount:		
	(iii)	Series:	ZAR 300,000,000
	(iv)	Tranche:	ZAR 300,000,000
5	Issue Price:		100.642 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ZAR 10,000
7	(i)	Issue Date:	27 July 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		27 April 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		10.25 per cent. Fixed Rate

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	10.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	27 April in each year commencing on 27 April 2008 (short first coupon) and ending on the Maturity Date
	(iii) Fixed Coupon Amount (s):	ZAR 1,025 per ZAR 10,000 in nominal amount
	(iv) Broken Amount:	There will be a short first coupon from and including 27 July 2007 to, but excluding 27 April 2008, with a coupon of ZAR 770.15 per ZAR 10,000 in nominal amount
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual - ICMA unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ZAR 10,000 per Note of ZAR 10,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Johannesburg and TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36 (i) If syndicated, names and addresses of Managers:

Lead Manager

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Co-Lead Managers

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
United Kingdom

Deutsche Bank AG, London Branch

Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

		Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom **Scotia Capital Inc.** 33 Finsbury Square London EC2A 1BB United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Combined management and underwriting commission of 0.125 per cent. and selling concession of 1.00 per cent., in each case, of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	<u>Republic of South Africa</u> Each Manager will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with South African exchange control regulations, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the	EUR 31,590,000

	rate of 0.105300, producing a sum of (for Notes not denominated in Euro):	
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 27 July 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marches financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	ZAR 298,551,000
(iii)	Estimated total expenses:	ZAR 3,375,000 (comprising of ZAR 3,000,000 selling concession and ZAR 375,000 combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	9.888 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only) *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0313213448

(iii)	Common Code:	031321344
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 27 July 2007
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1769A
TRANCHE NO: 1

JPY 1,000,000,000 Callable Fixed to Floating Rate Notes 2007 due 26 July, 2022 (the "Notes")

Issue Price: 100.00 per cent.

Merrill Lynch International

The date of these Final Terms is 24 July, 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1769A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	JPY 1,000,000,000
	(ii)	Series:	JPY 1,000,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		JPY 100,000,000
7	(i)	Issue Date:	26 July, 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 July, 2007
8	Maturity Date:		26 July, 2022
9	Domestic Note:		No

10	Interest Basis:	Fixed Rate Interest for the period from (and including) the Interest Commencement Date to (but excluding) 26 July 2008 (the 'Fixed Rate Period'); Thereafter Floating Rate Interest for the period commencing on (and including) 26 July 2008 and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date (the 'Floating Rate Period')
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	As specified in item 10
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable to the Fixed Rate Period only
	(i) Rate of Interest:	3.25 per cent per annum payable annually in arrear
	(ii) Interest Payment Date:	26 July 2008
	(iii) Fixed Coupon Amount:	Not Applicable
	(iv) Broken Amount:	JPY 3,240,972 per JPY 100,000,000 in nominal amount
	(v) Day Count fraction (Condition 1(a)):	30E/360, unadjusted
	(vi) Determination Date(s)(Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Applicable to the Floating Rate Period only

(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	In the event that Reuters Screen JPNU Page (or such successor page) should not be available at such time or no such rate appears at such time on any of such pages, on the relevant Interest Determination Date, then the Calculation Agent shall determine the Reference Rate by requesting each of the five leading banks in the currency and foreign exchange markets (the "Reference Banks"), as selected by the Calculation Agent, to provide a quotation for the JPY/AUD bid-spot foreign exchange rate (expressed as the number of JPY (or part thereof), for which one AUD can be purchased). After disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if two or more such quotations are the lowest quotations then only one of such lowest quotations shall be disregarded), the applicable rate shall be determined by the Calculation Agent as the arithmetic mean (rounded to the nearest five decimal places, 0.000005 being rounded upwards) of the remaining three such quotations for such rate. If only four such quotations are provided as requested, (after disregarding any quotations as described above), the applicable rate shall be the arithmetic mean of such quotations as determined by the Calculation Agent as described immediately above. If only three or fewer such quotations are provided as requested, the applicable rate shall be the arithmetic mean of such quotations as determined by the Calculation Agent as described above. If no such quotations are provided as requested, and the Calculation Agent determines in its sole discretion that no suitable replacement reference banks which are prepared to quote are available, the Calculation Agent shall be entitled to calculate the applicable rate in whatever manner it sees fit in good faith, on an arms length basis and in accordance with applicable market practice.

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Specified Interest Payment Date from and including 26 July 2010 up to (and including) 26 July 2021
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	JPY 100,000,000 per Note of JPY 100,000,000 Specified Denomination
	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than ten (10) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		JPY 100,000,000 per Note of JPY 100,000,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes with respect to the Fixed Rate Period and no with respect to the Floating Rate Period.
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting, or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(1)) and/or a Merger Event or Tender Offer (Condition 8(c):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, TARGET, Sydney and Tokyo subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
	Amount of each instalment, date on which each payment is to be made:	

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	*Managers' Commission:*	None
37	If non-syndicated, name and address of Dealer:		Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
38	Additional TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.005922, producing a sum of (for Notes not denominated in Euro):	EUR 5,922,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating:

The Notes will be issued under the program, which has been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0312528655
(iii)	Common Code:	031252865
(iv)	WKN (German security code):	Not Applicable
(v)	Fondscode:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear	Not Applicable

	and Clearstream, Luxembourg and the relevant number(s):	
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Name (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)	Merrill Lynch Capital Services, Inc. (or its successor) Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1768A
TRANCHE NO: 1

£200,000,000 2.25 per cent. RPI-Linked Notes 2007 due November 2022

Issue Price: 99.372 per cent.

Barclays Capital **Rabobank International**

The date of these Final Terms is 24 July 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1768A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Pounds sterling ('£')
4	Aggregate Nominal Amount:		
	(i)	Series:	£200,000,000
	(ii)	Tranche:	£200,000,000
5	Issue Price:		99.372 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		£1,000
7	(i)	Issue Date:	25 July 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 November 2022
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Index Linked Interest (see Appendix)

11	Redemption/Payment Basis:	Index Linked Redemption (see Appendix)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable For the investor's ease of reference, some of the sub-items specified in this item 19 have been set out in the Appendix together with certain provisions of the Conditions set forth in the Offering Circular, that have been adjusted where necessary with a view to tailoring the same to the relevant Index.
	(i) Index/Formula:	See Appendix
	(ii) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount:	Barclays Bank PLC
	(iii) Basket:	Not Applicable
	(iv) Provisions for determining Rate(s) of Interest and Interest Amount where calculated by reference to Index and/or Formula:	See Appendix
	(v) Index Valuation Date(s):	Not Applicable
	(vi) Valuation Time:	Not Applicable
	(vii) Sponsor:	Not Applicable
	(viii) Determination Date(s) for determining the Final Redemption Amount:	See Appendix
	(ix) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix

	(x)	Interest Period(s) or Calculation Periods:	From and including an Interest Payment Date (or in the case of the first period, the Issue Date) to but excluding the next (or first) Interest Payment Date or the Maturity Date
	(xi)	Interest Period Date(s):	As set out in the Conditions
	(xii)	Interest Determination Date(s):	Not Applicable
	(xiii)	Specified Interest Payment Dates:	22 May and 22 November in each year commencing 22 November 2007 (short first coupon) and ending on the Maturity Date
	(xiv)	Business Day Convention:	Following Business Day Convention
	(xv)	Business Centre(s) (Condition 1(a)):	London
	(xvi)	Minimum Rate of Interest:	Not Applicable
	(xvii)	Maximum Rate of Interest:	Not Applicable
	(xviii)	Day Count Fraction (Condition 1(a)):	See Appendix
	(xix)	Exchange:	Not Applicable
	(xx)	Related Exchange:	Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Applicable
	(i)	Formula:	See Appendix
	(ii)	Calculation Agent responsible for calculating the Redemption Amount:	Barclays Bank PLC
	(iii)	Basket:	Not Applicable
	(iv)	Index:	See Appendix
	(v)	Valuation Time:	Not Applicable
	(vi)	Index Valuation Date(s):	Not Applicable
	(vii)	Exchange	Not Applicable

(viii)	Related Exchange	Not Applicable
(ix)	Sponsor	Not Applicable
(x)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	Par, subject to indexation as provided in the Appendix
(xi)	Determination Date(s) for determining the Final Redemption Amount:	See Appendix
(xii)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix
(xiii)	Additional Disruption Events	Not Applicable – See Appendix
(xiv)	Payment Date:	22 November 2022
(xv)	Minimum Final Redemption:	Not Applicable
(xvi)	Maximum Final Redemption:	Not Applicable
(xvii)	Such other additional terms or provisions as may be required:	Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default *(Condition 13)* and/or the method of calculating the same (if required or if different from that set out *in the Conditions)*:	Par, subject to *indexation as provided in the* Appendix
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index	Not applicable, save as provided in the Appendix

	Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes. Talons may be surrendered at the specified office of the Paying Agent on 22 November 2019.
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Joint Lead Managers** **Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Barclays Bank PLC
	(iii)	Managers' Commission:	Combined management, underwriting and selling commission of 0.175 per cent. of the Aggregate Nominal Amount of the Notes
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.480000, producing a sum of (for Notes not denominated in Euro):	Euro 296,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: S.J.Barns

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 25 July 2007.
(iii)	Estimate of total expenses related to admission to trading:	Euro 8,425

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marches financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£198,394,000

(iii)	Estimated total expenses:	£350,000 (comprising selling concession and combined management and underwriting commission only)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Information on the UK Retail Price Index can be found on Bloomberg Page UKRPI

9 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0312737066
(iii)	Common Code:	031273706
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom

10 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable

(v)	Minimum and/or maximum amount of application:	*Not Applicable*
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

APPENDIX

1. The accrual of interest and Rate of Interest as meant in Condition 6(c) shall be as follows:

"*Determination of Rate of Interest and calculation of Interest Amounts*

The Calculation Agent will, at or as soon as practicable after each time at which the Rate of Interest is capable of being determined, determine the applicable Rate of Interest and notify the Fiscal Agent, the Issuer, and such other persons as provided in Condition 6(k), of the Rate of Interest as soon as practicable after calculating the same.

The amount of interest payable per Specified Denomination on each Note for any Interest Accrual Period (the '**Interest Amount**') will be calculated by the Calculation Agent by:

(A) applying the Rate of Interest (as notified to the Fiscal Agent by the Calculation Agent in accordance with the preceding paragraph) to the Specified Denomination of such Note,

(B) multiplying the resulting amount by the Day Count Fraction and

(C) rounding the resulting figure to the nearest one penny (half a penny being rounded upwards).

'**Day Count Fraction**' is a fraction (a) the numerator of which is the number of days from and including the most recent Interest Payment Date (or Issue Date if such period is before the first scheduled Interest Payment Date) to but excluding the next Interest Payment Date or, if earlier the date of payment; and (b) the denominator of which is two times the number of days (including the first and excluding the last) in the Determination Period.

'**Determination Period**' means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Specified Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

'**Determination Date**' means 22 May and 22 November in each year."

2. As stated in item 19 of these Final Terms, for the investor's ease of reference, some of the sub-items specified in that item 19 have been set out in this Appendix together with certain provisions of the Conditions set forth in the Offering Circular, adjusted where necessary with a view to the Index. For that purpose, Condition 9 tailored to the Index shall read as follows:

"9. *Indexation*

(A) Indexation of principal

The '**Final Redemption Amount**' payable pursuant to *Condition 7(a)(ii) and the* '**Early Redemption Amount**' payable pursuant to Conditions 7(b)(ii) shall be the nominal amount of the Notes multiplied by the Index Ratio applicable to the date

on which the Final Redemption Amount or the Early Redemption Amount (as the case may be) becomes payable.

The Calculation Agent will calculate such Final Redemption Amount or Early Redemption Amount (as the case may be) as soon as practicable after each time such amount is capable of being determined and will notify the Fiscal Agent, the Issuer, and such other persons as provided in Condition 6(k) as soon as practicable after calculating the same. The Fiscal Agent will as soon as practicable thereafter notify Noteholders and any stock exchange on which the Notes are for the time being listed thereof and cause notice thereof to be published in accordance with Condition 17.

(B) Definitions

For the purposes of these Conditions:

'**Base Index Figure**' means 206.01935, being the Index Figure applicable to 25 July 2007;

'**Calculation Date**' means any date when an Interest Amount falls due;

'**Expert**' means an independent investment bank or other expert in London appointed by the Issuer and approved by the Issuer, failing which the Calculation Agent;

'**Index**' or '**Index Figure**' means, subject as provided in Conditions 9(C) and 9(D) below, the United Kingdom General Index of Retail Prices (for all items) as published by the Office for National Statistics (January 1987=100) as published by HM Government (currently contained in the Monthly Digest of Statistics) or, if that index is not published for any month which is required to be taken into account for the purposes of the determination of the Index Figure applicable to any date, any substituted index or index figures published by the Office for National Statistics or the comparable index which replaces the United Kingdom General Index of Retail Prices (for all items) for the purpose of calculating the amount payable on repayment of the Reference Gilt;

Any reference to the '**Index Figure applicable**' to a particular Calculation Date shall, subject as provided in Condition 9 below, be calculated in accordance with the following formula:

$$RPI_{m-3} + \frac{(\text{Day of Calculation Date} - 1)}{(\text{Days in month of Calculation Date})} \times (RPI_{m-2} - RPI_{m-3})$$

and rounded to five decimal places (0.000005 being rounded upwards) and where:

RPI_{m-3} meanAthe Index Figure for the month that is three months prior to the month in which the payment falls due; and

RPI_{m-2} means the Index Figure for the month that is two months prior to the month in which the payment falls due.

'**Index Ratio**' applicable to any Calculation Date means the Index Figure applicable to such date divided by the Base Index Figure and rounded to five decimal places (0.000005 being rounded upwards);

the '**Rate of Interest**' applicable to any amount payable in respect of interest shall be 2.25 per cent. per annum multiplied by the Index Ratio applicable to the date on which such amount falls due and rounded to six decimal places (0.0000005 being rounded upwards).

'**Reference Gilt**' means the 1.875% Index-Linked Treasury Stock due 22 November 2022 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Calculation Agent, may select), may consider to be the most appropriate reference government stock for the Notes).

(C) Changes in circumstances affecting the Index

(i) Change in base

If the Index is changed by the substitution of a new base for it, then with effect from (and including) the month in respect of which such substitution takes effect:

(A) the definition of Index and Index Figure in Condition 9(B) shall be deemed to refer to the new month in substitution for January 1987 (or, as the case may be, for such other month as may have been substituted for it); and

(B) the definition of Base Index Figure in Condition 9(B) shall be amended to mean the product of the then current Base Index Figure and the Index Figure immediately following such substitution, divided by the Index Figure immediately prior to such substitution.

(ii) Delay in publication of the Index

(A) If, in relation to a particular payment of interest or premium in respect of the Notes and otherwise than in circumstances which the Issuer certifies to the Fiscal Agent may fall within Condition 9(C)(iii) or 9(D) (notwithstanding that the Issuer may subsequently be advised that they do not fall within Condition 9(C)(iii) or 9(D), the Index relating to any month (the '**calculation month**') which is required to be taken into account for the purposes of the determination of the Index Figure for any date is not published on or before the third business day in London preceding the date on which such payment is due (the '**date for payment**'), the Index for the relevant calculation month shall be deemed to be the substitute index figure (if any) as is published by the Bank of England or the United Kingdom Debt Management Office (or such other United Kingdom authority as may be appropriate) for the purposes of indexation of payments on the Reference Gilt or, failing such publication, on any one or more of HM Government's index-linked stocks, being the Bank of England's or the United Kingdom Debt Management Office's or, as the case may be, such other authority's estimate for the index figure for the relevant calculation month; or

(B) if no such determination is made within seven days, the Index Figure last published before the date for payment.

Where the provisions of this Condition 9(C) apply, the certificate of the Issuer, acting on the advice of an Expert, as to the Index Figure applicable to the date for payment falls shall be conclusive and binding upon the Issuer and the Noteholders. If a substitute index figure is published as specified in (ii)(A) above, a determination based on that substitute index figure shall be final and no further payment by way of adjustment shall be made, notwithstanding that the Index relating to the relevant calculation month may subsequently be published. If no such substitute index figure is so published and the Index relating to the relevant calculation month is subsequently published then:

(C) in the case of any Note not falling due for redemption on the date for payment, if the Index subsequently published (if published while that Note remains outstanding) is greater or less than the Index applicable by virtue of (ii)(B) above, the interest payable on that Note on the Interest Payment Date next succeeding the date of such subsequent publication shall be increased or reduced to reflect the amount by which the interest payable on that Note on the date for payment on the basis of the Index applicable by virtue of (ii)(B) above fell short of, or (as the case may be) exceeded the interest which would have been payable on that Note if the Index subsequently published had been published on or before the second business day before the date for payment; or

(D) in the case of any Note falling due for redemption on the date for payment, no subsequent adjustment to amounts paid will be made.

(iii) Cessation of or fundamental changes to the Index

If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer or the Noteholders and if, within 30 days after its appointment, the Expert recommends for the purposes of the Notes one or more adjustments to the Index or a substitute index (with or without adjustments), then provided that such adjustments or substitute index (as the case may be) are not materially detrimental (in the opinion of the Expert) either to the interests of the Issuer or the interests of the Noteholders, as compared to the interests of the Issuer and the Noteholders (as the case may be) as they would have been had the Index continued to be published or such fundamental change in the rules governing the Index not been made, the Index shall be adjusted as so recommended or (as the case may be) shall be replaced by the substitute index so recommended (as so adjusted, if so recommended) and references in these Conditions to the Index shall be construed accordingly and the Issuer shall notify the Noteholders of the adjustments to the Index or the introduction of the substitute index (with or without adjustments) in accordance with Condition 17.

If any payment in respect of the Notes is due to be made after the cessation or changes referred to in the preceding paragraph but before any such adjustment to, or replacement of, the Index takes effect, the Issuer shall (if the Index Figure applicable (or deemed applicable) to the date for payment is not available in accordance with the provisions of Condition 9(B)) make a provisional payment on

the basis that the Index Figure applicable to the date for payment is the Index last published. In that event or in the event of any payment on the Notes having been made on the basis of an Index deemed applicable under Condition 9(C)(ii)(A) above (also referred to below as a **provisional payment**) and of the Expert subsequently determining that the relevant circumstances fall within this Condition 9(C)(iii), then:

(A) except in the case of a payment on redemption of the Notes, if the sum which would have been payable if such adjustments or such substitute index had been in effect on the due date for such provisional payment is greater or less than the amount of such provisional payment, the interest payable on the Notes on the Interest Payment Date next succeeding the last date by which the Issuer and Trustee receive such recommendation shall be increased or reduced to reflect the amount by which such provisional payment of interest fell short of, or (as the case may be) exceeded, the interest which would have been payable on the Notes if such adjustments or such substituted index had been in effect on that date; or

(B) in the case of a payment of principal or interest on redemption of the Notes, no subsequent adjustment to amounts paid will be made.

(D) *Redemption for Indexation reasons*

(i) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Noteholders and if the Expert fails within 30 days after its appointment, or states to the Issuer that it is unable, to recommend for the purposes of the Notes any adjustments to the Index or any substitute Index (with or without adjustments) as described in Condition 9(C)(iii), the Issuer shall, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest (for which purpose the Index, if not available in accordance with the provisions of this Condition 9 shall be the Index last published).

(ii) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer and if the Expert fails within 30 days after its appointment, or states to the Issuer that it is unable to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 9(C)(iii), the Issuer may at its option, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest (for which purpose

the Index, if not available in accordance with the provisions of this Condition 9 shall be the Index last published)."

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1766A
TRANCHE NO: 1
USD 40,000,000 Floating Rate Notes 2007 due 26 September 2017

Issue Price: 100.00 per cent.

JP Morgan Securities Ltd.

The date of these Final Terms is 26 July 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the notes must determine the suitability of that investment in the light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1766A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		*United States Dollars ("USD")*
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 40,000,000
	(ii)	Tranche:	USD 40,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 50,000
7	(i)	Issue Date:	30 July 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		26 September 2017
9	Domestic Note: *(if Domestic Note, there will be no gross-up for withholding tax)*		No
10	Interest Basis:		3-month USD LIBOR minus 0.06 per cent.

		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	*Change of Interest or Redemption/ Payment Basis:*	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	20 March, 20 June, 20 September and 20 December in each year commencing on 20 September 2007 and ending on the Maturity Date, with a short coupon for the first Interest Period and a long coupon for the last Interest Period
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	London, Seoul and New York
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) *of Interest and Interest Amount(s) (if* not the Calculation Agent):	Not Applicable
	(viii) Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix) ISDA Determination (Condition 1(a)):	Applicable

	- Floating Rate Option:	USD-LIBOR-BBA
	- Designated Maturity:	*3-months except for the first* Interest Period which shall be calculated using straight line interpolation between 1 and 2 months and the last Interest Period which shall be calculated using straight line interpolation between 3 and 4 months
	- Reset Date:	First day of the Interest Period
	- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(x) Margin(s):	Minus 0.06 per cent. per annum
	(xi) Minimum Rate of Interest:	Not Applicable
	(xii) Maximum Rate of Interest:	Not Applicable
	(xiii) Day Count Fraction (Condition 1(a)):	Actual/360, unadjusted
	(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	***Index Linked Interest Note Provisions***	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 50,000 per Note of USD 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method *of calculating the same (if required or if* different from that set out in the	As set out in the Conditions

	Conditions):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Distruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Seoul and New York, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a *permanent* Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.741294, producing a sum of (for Notes not denominated in Euro):	Euro 29,651,760
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0309532660
(iii)	Common Code:	030953266
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

	and the relevant number(s):	
	(i) The Depository Trust Company	Not Applicable
(viii)	*Delivery:*	Delivery against payment
(ix)	Names and addresses of additional *Paying/ Delivery Agent(s) (if any):*	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) *(if different from Coöperatieve* Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of the possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1754A
TRANCHE NO: 1

CHF 100,000,000
3.335 per cent. Fixed Rate Notes 2007 due March 3, 2014 (the "Notes")

Issue Price: 100.00 per cent.

The date of these Final Terms is July 2, 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu as well as from the specified office of the Swiss Paying Agent.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1754A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Swiss Francs ("**CHF**")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 100,000,000
	(ii)	Tranche:	CHF 100,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CHF 50,000
7	(i)	Issue Date:	July 3, 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		March 3, 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.335 per cent. Fixed Rate (further particulars specified below)

11	*Redemption/Payment Basis:*	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.335 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	March 3 in each year commencing on March 3, 2008 and ending on the Maturity Date
	(iii) Fixed Coupon Amount:	CHF 1,667.50 per CHF 50,000 in nominal amount
	(iv) Broken Amount:	Initial broken interest amount of CHF 1,111.666667 per CHF 50,000 in nominal amount in respect of the first interest payment due on March 3, 2008
	(v) *Day Count Fraction (Condition* 1(a)):	30/360 *(unadjusted)*
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF 50,000 per Note of CHF 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) and /or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Note:	No
		The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form attached to the supplemental agency agreement dated July 2, 2007 (the "**Supplemental Agency Agreement**") between the Issuer, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch in its capacity as Swiss paying agent (the "**Swiss Paying Agent**") and others.
		The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only if the Principal Swiss Paying Agent deems the printing of Definitive Notes to be necessary or useful, after consultation with the Issuer, or if, under Swiss or any other applicable laws and regulations, the enforcement of obligations

under the Notes can only be ensured by means of Definitive Notes. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached.

The Permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation located in Olten, Switzerland ("**SIS SegaInterSettle AG**", which expression shall include any other clearing institution recognized by the SWX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of an interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS SegaInterSettle AG) of their investment therein. Noteholders do not have the right to request the printing and delivery of Definitive Notes.

Should the Definitive Notes and Coupons be printed, the Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Zurich, TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality. The receipt by the Swiss Paying Agent of the due and punctual payment of the funds in Swiss francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
	(ii) Paying Agents:	In respect of the Notes (denominated in Swiss Francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to the Notes. Condition 10(e) shall be construed accordingly.
	(iii) Notices:	All notices concerning the Notes shall be published either in a leading daily newspaper having general circulation in Switzerland, expected to be the Neue Zürcher Zeitung, or by a communication from the Swiss Paying Agent to SIS for forwarding to the Noteholders. Condition 17 shall be construed accordingly

DISTRIBUTION

36	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	Bayerische Hypo- und Vereinsbank Aktengesellschaft, Munich, Zurich Branch Gartenstrasse 32 CH-8002 Zurich Switzerland
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice.
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.605691, producing a sum of:	Euro 60,569,100
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	*No application for admission to trading has been made.*
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CHF 99,913,000
(iii)	Estimated total expenses:	CHF 87,000 comprising CHF 15,000 Dealer's expenses *and CHF 72,000 management and underwriting* commission

5 Yield

Indication of yield: 3.335 percent.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

6 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem	No

	eligibility:	
(ii)	ISIN Code:	CH0032060508
(iii)	Common Code:	Not Applicable
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 3206050
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch, Gartenstrasse 32, CH-8002 Switzerland, shall act as issuing and paying agent in Switzerland (the **"Swiss Paying Agent"**) in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent and Paying Agents shall be deemed to be references to the Swiss Paying Agent.
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

7 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be	Not Applicable

made public:

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1753A
TRANCHE NO: 1

USD 500,000,000 5.25 per cent. Fixed Rate Notes 2007 due 6 July 2009

Issue Price: 99.865 per cent.

JPMorgan **Rabobank International** **TD Securities**

The date of these Final Terms is 4 July 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1753A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 500,000,000
	(ii)	Tranche:	USD 500,000,000
5	Issue Price:		99.865 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	6 July 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		6 July 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 July in each year commencing on 6 July 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	USD 52.50 per USD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30E/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Note of USD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **J.P. Morgan Securities Ltd.** 125 London Wall London EC2Y 5AJ United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom

	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	0.05 per cent. selling concession and combined management and underwriting commission of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.74, producing a sum of (for Notes not denominated in Euro):	EUR 370,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 6 July 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,470

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marches financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	USD 499,075,000.00
(iii)	Estimated total expenses:	USD 250,000 (comprising a combined selling, management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.323 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only) ***(Index-Linked Notes only)***

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0308779932

	(iii)	Common Code:	030877993
	(iv)	Fondscode:	Not Applicable
	(v)	German WKN-code:	Not Applicable
	(vi)	Private Placement number:	Not Applicable
	(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(viii)	Delivery:	Delivery against payment
	(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable
12	**General**		
	(i)	Time period during which the offer is open:	Not Applicable
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1760A
TRANCHE NO: 1

SEK 500,000,000 4.50 per cent. Fixed Rate Notes 2007 due 27 July 2010

Issue Price: 100.869 per cent.

Deutsche Bank **Rabobank International**

ABN AMRO Bank N.V. **UBS Investment Bank**

KBC Bank NV

The date of these Final Terms is 25 July 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, (i) Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, (ii) the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris, and (iii) *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1760A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Swedish Krona ("SEK")
4	Aggregate Nominal Amount:		
	(i)	Series:	SEK 500,000,000
	(ii)	Tranche:	SEK 500,000,000
5	Issue Price:		100.869 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		SEK 10,000 and SEK 50,000
7	(i)	Issue Date:	27 July 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		27 July 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.50 per cent. Fixed Rate

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) *Status of the Notes:*	*Senior*
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	27 July in each year commencing on 27 July 2008 and ending on the Maturity Date
	(iii) Fixed Coupon Amount (s):	SEK 450 per SEK 10,000 in nominal amount and SEK 2,250 per SEK 50,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) *Day Count Fraction (Condition 1(a)):*	Actual/Actual - ICMA
	(vi) *Determination Date(s) (Condition 1(a)):*	Not Applicable
	(vii) *Other terms relating to the method of calculating interest for Fixed Rate Notes:*	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	***Zero Coupon Note Provisions***	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	***Call Option***	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and *Index Linked Redemption* Notes) of Each Note**	SEK 10,000 per Note of SEK 10,000 Specified Denomination and SEK 50,000 per Note of SEK 50,000 *Specified Denomination*
25	***Final Redemption Amount (Equity* Linked Redemption Notes)**	*Not Applicable*

26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons *(Condition* 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the *Conditions*):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Stockholm, TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Joint Lead Managers** **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Co-Lead Managers** **ABN AMRO Bank N.V.** 250 Bishopsgate

		London EC2M 4AA United Kingdom
		UBS Limited UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom
		Co-Managers
		KBC Bank NV Havenlaan 12 B-1080 Brussels Belgium
	(ii) *Stabilising Manager(s) (if any):*	Deutsche Bank AG, London Branch
	(iii) Managers' Commission:	Combined management and underwriting commission of 0.20 per cent. and selling commission of 1.175 per cent., in each case, of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	(i)
		Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that no offer will be made to the public in Sweden unless it is in compliance with Swedish law.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.109468, producing a sum of (for Notes not denominated in Euro):	EUR 54,734,000

43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 27 July 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,645

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marches financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

reduce subscriptions:

(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	*Method and time limit for paying* up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any *right of pre-emption*, the negotiability of subscription rights and the treatment of subscription rights not *exercised:*	Not Applicable

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 27 July 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,645

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marches financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Giełd* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive and Article 10-bis CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)*, with the Certificate; a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Offering Circular, by UBS Limited on a cross-border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	SEK 497,350,000
(iii)	Estimated total expenses:	SEK 6,995,000 (comprising of SEK 120,000 Managers' expenses, SEK 5,875,000 selling commission and SEK 1,000,000 combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.1857 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 *Performance of* index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only) *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(iv)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(v)	ISIN Code:	XS0310862486
(vi)	Common Code:	031086248
(vii)	Fondscode:	Not Applicable
(viii)	German WKN-code:	A0NZV8
(ix)	Private Placement number:	Not Applicable
(x)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(xi)	Delivery:	Delivery against payment
(xii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xiii)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to	Not Applicable

	reduce subscriptions:	
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Prospectus dated 22 May 2007

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

Utrecht, The Netherlands

3.125% Bonds 2006–2026 of CHF 100,000,000

– with reopening clause –

Third Reopening of the CHF 400,000,000 3.125% Bonds 2006–2026 by CHF 100,000,000
After the Payment Date the total amount of oustanding Bonds will be CHF 500,000,000

The outstanding long-term debt of the Issuer is rated "AAA" by Standard & Poor's Rating Group and "Aaa" by Moody's.

Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Croeselaan 18, NL-3521 CB Utrecht, The Netherlands
Issue Price:	The Lead Manager named below has purchased the Bonds at the price of 101.59% (before commissions) plus accrued interest from 15 September 2006 to 25 May 2007 (250 days).
Placement Price:	According to supply and demand
Life:	19 years and 110 days bullet
Form and Delivery:	The Bonds will be represented by a permanent global certificate. Holders of Bonds do not have the right to request the printing and delivery of definitive Bonds.
Denomination:	CHF 5,000 nominal and multiples thereof
Payment Date:	25 May 2007
Redemption Date:	15 September 2026
Early Redemption:	For tax reasons only, anytime at par following a notice period according to the terms and conditions of the Bonds.
Reopening:	Rabobank Nederland reserves the right to reopen this issue of Bonds according to the terms and conditions of the Bonds.
Assurances:	Pari passu clause, negative pledge clause and cross default clause
Listing:	The listing of the Bonds on the main segment of the SWX Swiss Exchange will be applied for. The Bonds have provisionally been admitted to trading as of 23 May 2007.
Law and Jurisdiction:	The Bonds and all contractual documentation are governed by and shall be construed in accordance with Swiss law. Place of jurisdiction will be the courts of Zurich 2.
Selling Restrictions:	United States of America and U.S. Persons, United Kingdom, Italy and European Economic Area

Until Payment Date:	Swiss Security Number: 3063749	ISIN: CH0030637497	Common Code: 029857300
After Payment Date:	Swiss Security Number: 2662084	ISIN: CH0026620846	Common Code: 026432081

Lead Manager

Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch
(UniCredit Group)

UniCredit
Markets & Investment Banking

TABLE OF CONTENTS

A) United States of America / U.S. persons

1. The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States of America (the "United States") or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from or not subject to the registration requirements of the Securities Act.

   The Lead Manager has not offered or sold the Bonds, and will not offer or sell the Bonds (i) as part of its distribution at any time or (ii) otherwise until 4 July 2007, except in accordance with Rule 903 of Regulation S under the Securities Act.

   Accordingly, neither the Lead Manager and its affiliates nor any persons acting on their behalf have engaged or will engage in any selling activities directed towards the United States with respect to the Bonds, and they have complied and will comply with the offering restrictions requirement of Regulation S. The Lead Manager agrees that, at or prior to confirmation of any sale of Bonds, it will have sent to each distributor, dealer or person receiving a selling commission, fee or other remuneration that purchases Bonds from them during the Restricted Period (as defined below), a notice substantially to the following effect:

   "The Bonds covered hereby have not been registered under the U.S. Securities Act of 1933 as amended (the "Securities Act") and may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 4 July 2007, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

   Terms used in this paragraph 1 have the meanings given to them by Regulation S under the Securities Act.

2. The Lead Manager represents and agrees that it has not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of the Bonds except with its affiliates or with the prior written consent of the Issuer.

3. In addition,

   (1) except to the extent permitted under U.S. Treas. Reg. § 1.163-5(c)(2)(i)(D) (the "D Rules"),

      a) the Lead Manager represents and agrees that it has not offered or sold and during the Restricted Period will not offer or sell Bonds to a person who is within the United States or its possessions or to a United States person, and that it will use reasonable efforts to sell the Bonds in Switzerland, and

      b) the Lead Manager represents and agrees that it has not delivered and will not deliver within the United States or its possessions Bonds that are sold during the Restricted Period;

   (2) the Lead Manager represents and agrees that it has and throughout the Restricted Period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bonds are aware that Bonds may not be offered or sold during the Restricted Period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

   (3) if one or more of the Banks are a U.S. person, each such Bank represents that it is acquiring Bonds in bearer form for the purposes of resale in connection with the original issuance of Bonds and if they retain Bonds in bearer form for their own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(D)(6); and

(4) with respect to each affiliate that acquires from the Lead Manager Bonds for the purpose of offering or selling Bonds during the Restricted Period, the Lead Manager repeats and confirms the representations and agreements contained in clauses (1), (2) and (3) on its behalf.

Terms used in this paragraph 3 have the meaning given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

The "Restricted Period" means that period expiring on 4 July 2007, except that any offer or sale of Bonds by the Lead Manager shall be deemed to be during the Restricted Period if the Lead Manager holds Bonds as part of an unsold allotment.

B) United Kingdom

The Lead Manager represents, warrants and agrees that:

(a) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

(b) it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Company.

C) Italy

The offering of the Bonds has not been cleared by CONSOB (the Italian Securities Exchange Commission) or the Bank of Italy pursuant to Italian securities legislation and, accordingly, no Bonds may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Bonds be distributed in the Republic of Italy, except:

(a) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended; or

(b) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any offer, sale or delivery of the Bonds or distribution of copies of the Offering Circular or any other document relating to the Bonds in the Republic of Italy under paragraph (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September 1993 (the Banking Act); and

(ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(iii) in compliance with any other applicable laws and regulations.

D) European Economic Area[1]

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the Lead Manager has represented, warranted and agreed, and each further Bank appointed under the Programme will be required to represent, warrant and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Bonds which are the subject of the offering contemplated by this Offering Circular as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Bonds to the public in that Relevant Member State:

(a) if the final terms in relation to the Bonds specify that an offer of those Bonds may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "Non-exempt Offer"), in the period beginning on the date of publication of a prospectus in relation to such Bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, and ending on the date specified in such prospectus or final terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Manager or Managers nominated by the Issuer for any such offer;

(e) at any time if the denomination per Bond being offered amounts to at least €50,000; or

(f) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Bonds referred to in (b) to (e) above shall require the Issuer or any Syndicate Bank to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Bonds to the public" in relation to any Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

E) General

The Bonds are only to be offered or sold by the Lead Manager and any offering material or other communication relating to the distribution of the Bonds is only to be distributed as far as such offer or sale or such distribution is consistent with the applicable law of any territory, jurisdiction and, without limitation, the selling restrictions set out above.

[1] In each EEA member state additional local selling restrictions might apply which must be complied with. No registration of securities offered nor a publication of a prospectus outside of Switzerland is intended.

For information on the Issuer reference is made to the detailed prospectus in English dated 14 May 2007 prepared in connection with the issuance of CHF 400,000,000 2.75% Bonds 2007–2015 of the same Issuer (Swiss Security No. 3049208). Copies of such prospectus are available at Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch, Gartenstrasse 32, CH-8002 Zurich, or can be ordered by telephone (number +41 44 288 76 13), by fax (number +41 44 288 71 05) or by e-mail kap@hvbeurope.com.

This present Prospectus, jointly with the above mentioned prospectus dated 14 May 2007, is solely relevant for the admission of the Bonds of this issue to trading and listing on the SWX Swiss Exchange.

Since the publication of the above mentioned prospectus dated 14 May 2007 there has been no significant adverse change in the financial or trading position nor any material adverse change in the financial position or prospects of the Issuer.

Outlook for 2007

For Rabobank, 2007 will be another year full of big challenges. One of the key challenges will be to leverage the full potential effectiveness of the scaled-up local Rabobanks. An ambitious cost reduction policy will support income growth to traditional levels and the imminent economic boom will help this. On another note, Rabobank shall not stop urging to address Dutch laws and regulations, which have got out of hand and seriously impede efficient and clientoriented operations.

Low interest rate margins are forcing Rabobank to cross-sell multiple products from its range to its clients. Cross-selling will be necessary for sustained income growth. Opportunities in this respect include mortgages and insurance and this will be one of the subjects of special internal focus in 2007. In the Netherlands, Rabobank aims to further increase its market share among large corporate clients and in private banking. At the same time, Rabobank wishes to maintain its leading position in the market for private individuals and in the small and medium-sized enterprises sector. The campaign aimed at strengthening its position in the large cities, which was launched in 2006, will be continued at full force in 2007.

Abroad, Rabobank will work hard this year to achieve its ambition of becoming the world's largest food & agri bank. In addition, Rabobank aims to be a leader in investments in, and funding of, various forms of renewable energy.

Authorization

Pursuant to a resolution of the appropriate internal body of Rabobank Nederland of 23 May 2007 and a Bond Purchase and Paying Agency Agreement dated 21 May 2007 among the Issuer and Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Zurich Branch (the "Lead Manager"), the Issuer has decided to reopen its 3.125% Bond Issue 2006–2026, due on 15 September 2026 by a further CHF 100,000,000 (new total amount CHF 500,000,000).

Net Proceeds

The net proceeds of the issue of the Bonds, being the amount of CHF 102,485,138.90 (including accrued interest) will be used by the Issuer for general corporate purposes. The Lead Manager shall not have any responsibility for or be obliged to concern itself with the application of the net proceeds of the Bonds.

Litigation

Except as disclosed herein and in the Prospectus of the Issuer dated 14 May 2007 relating to another recent issue, the Issuer is not involved in any court, arbitration, governmental or administrative proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the past 12 months a significant effect on the financial position of the Issuer.

Auditors

Ernst & Young Accountants (Euclideslaan 1, 3584 BL Utrecht), of which the "Registeraccountants" are members of the Netherlands Institute for Registeraccountants, has audited, and issued unqualified audit reports, on the financial statements of Rabobank Nederland for the years ended December 31, 2006, 2005 and 2004.

No Material Adverse Change

Save as disclosed in the Prospectus of the Issuer dated 14 May 2007 relating to another recent issue, there has been no material adverse change, nor any event involving a prospective material adverse change, in the assets and liabilities, financial position or prospects of the Issuer since December 31, 2006.

Representation

In accordance with Article 50 of the Listing Rules of the SWX Swiss Exchange Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch has been appointed by the Issuer as representative to lodge the listing application with the Admission Board of the SWX Swiss Exchange.

Admission to Repo Business

Based on the judgement of the Swiss National Bank (SNB) the Bonds of the Issuer have been admitted to the SNB Basket for the repo business. This Issue complies with all criteria according to the information leaflet "The SNB basket".

The Terms of the CHF 100,000,000 3.125% Bonds 2006–2026 issued by Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer") as third reopening of the CHF 400,000,000 3.125% Bonds 2006–2026 to a new aggregate outstanding amount of CHF 500,000,000 are as follows:

1. Denomination, Form and Reopening

The Bonds are issued in denominations of CHF 5,000 and multiples thereof. The Bonds entitle the holder thereof to payment of interest and repayment of the Bonds. For the purpose of the interest the Bonds are furnished with annual interest coupons (hereinafter called the "Coupons").

The Bonds and all rights connected therewith are in bearer form and are represented by a Permanent Global Certificate (the "Global Permanent Certificate"). Each Holder retains a quotal co-ownership interest (*Miteigentumsanteil*) in the Permanent Global Certificate to the extent of his claim against the Issuer. The Permanent Global Certificate will be deposited by Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch ("HVB") with SIS SEGAINTERSETTLE AG, in Olten, Switzerland ("SIS") or any other securities clearing system (the "Depositories"), approved by the SWX Swiss Exchange ("SWX") until final redemption or printing of the Bonds.

Holders do not have the right to demand the printing of definitive Bonds and Coupons. If HVB deems the printing of definitive Bonds to be necessary or if, under Swiss or foreign law, the enforcement of obligations of the Issuer can only be ensured by means of definitive Coupons, e.g., in the case of bankruptcy, relief of debtors or reorganization of the Issuer, HVB shall provide, without any costs to Bondholders, for the printing and delivery of definitive Bonds and Coupons.

The Issuer reserves the right to reopen this issue without the consent of the Bondholders by the issue of additional Bonds which will be fungible with the Bonds (i.e., identical especially in respect of the Terms of the Bonds, security number, final maturity and interest rate). The term "Bonds" shall, in the case of such issue, also comprise such additionally issued Bonds.

2. Interest

The Bonds bear interest from 15 September 2006 to 15 September 2026 at the rate of 3.125% per annum, payable annually in arrears on 15 September of each year (the "Interest Payment Date"). For this purpose, each Bond is furnished with annual Coupons, the first of which will become due and payable on 15 September 2007.

Interest is computed on the basis of twelve 30-day months of a 360-day year.

Bonds repaid (as per Subsection 3.1) or redeemed (as per Subsection 3.2) shall cease to carry interest from the beginning of the day on which they become due for redemption or repayment.

If an Interest Payment Date (other than the Maturity Date as defined in Section 3 below) would otherwise be a day that is not a Business Day (as defined below), such Interest Payment Date will be the next succeeding day that is a Business Day. If the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest shall accrue for the period from and after such Maturity Date.

"Business Day" means any day (1) on which SIS is open for business, and (2) on which commercial banks are open for domestic business and foreign exchange (including dealings in Swiss francs) during the entire day in Zurich, Switzerland.

3. Redemption, Repurchase and Cancellation

3.1 Final Repayment

Unless previously redeemed (as per Subsection 3.2) the Issuer shall repay all outstanding Bonds at 100% of their principal amount (hereinafter called "Final Redemption Value") without further notice on 15 September 2026 (the "Maturity Date").

3.2 Redemption for Tax Reasons

The Bonds may be redeemed for tax reasons prior to the Maturity Date as provided in Section 6 hereof.

3.3 Purchase and Cancellation

The Issuer and any of its subsidiaries may at any time purchase Bonds, in the open market or otherwise. Any purchase shall be made in accordance with applicable laws or regulations, including (without limitation) applicable stock exchange regulations. The Bonds so purchased, while held by or on behalf of the Issuer or any of its subsidiaries, shall not entitle their Holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Bondholders pursuant to Section 17.

Any Bonds purchased by the Issuer or any of its subsidiaries may be held, resold or surrendered to HVB for cancellation.

4. Transfer of Funds by the Issuer

The amounts required for the servicing of the Bonds or Coupons will be made available in good time for each due date in Swiss francs which will be placed at the free disposal of HVB, as Principal Paying Agent, on behalf of the Bondholders and/or Couponholders.

The Issuer shall pay without costs for the Bondholders and Couponholders, under all circumstances and notwithstanding any future transfer restrictions, irrespective of nationality or domicile of the Bondholders or Couponholders and without requiring any affidavit or the fulfillment of any other formality, except as required by law, any sums due pursuant to the Terms of the Bonds in freely disposable Swiss francs, outside of any bilateral or multilateral payment or clearing agreement which may exist on the due dates between the Netherlands and Switzerland, to HVB which shall act for this purpose as representative of the Bondholders and Couponholders.

The receipt by HVB of the funds from the Issuer shall release the Issuer from its obligations under the Bonds and Coupons for the payment of interest and principal plus premium, if any, to the extent of receipt of such payment. Upon receipt of the funds and under the same conditions as received, HVB will arrange payment to the Bondholders and Couponholders.

5. Payments of Funds to the Bondholders and Couponholders

Interest and principal will be paid against surrender of the Bonds and Coupons, as the case may be, in the lawful money of the Confederation of Switzerland without any charges at all offices in Switzerland of any of the following banks (the "Paying Agents"):

Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch

Zürcher Kantonalbank
Bank Sarasin & Co. Ltd.
Bank Coop AG
ABN AMRO Bank N.V., Amsterdam, Zurich Branch
Bank Vontobel Ltd.
Lombard Odier Darier Hentsch & Cie

Pictet & Cie
Raiffeisen Switzerland Cooperative
UBS AG

If printed, definitive Bonds must be presented and surrendered for payment at one of the above offices with all unmatured Coupons attached, if any. The total value of missing Coupons shall be deducted from the principal amount of the Bonds payable, but such Coupons shall be paid on presentation until such time as they become time-barred by virtue of the Statute of Limitations in accordance with Swiss law.

If, at any time during the life of the Bonds, HVB shall resign or become incapable of acting as Principal Paying Agent or shall be adjudged bankrupt or insolvent, HVB may be substituted as Principal Paying Agent by a duly licensed major Swiss bank or Swiss branch of a major foreign bank chosen by the Issuer. In the event of any replacement of HVB as Principal Paying Agent, all references to HVB shall be deemed to refer to such replacement. Notice of appointment of any substitute Principal Paying Agent shall be published in accordance with Section 14 of the Terms of the Bonds.

If the due date of any amount of principal or interest of any Bond or Coupon to be physically surrendered or presented for payment is not a Business Day (as defined in Section 2) in the place where the relevant Bond or Coupon, as the case may be, is physically surrendered or presented then the holder of such Bond or Coupon who physically surrenders or presents the Bond or Coupon on the next following Business Day in such place will not be entitled to any further interest or other payment in respect of any such delay.

6. Taxation

6.1 Payment of Additional Amounts

All payments of principal and interest on the Bonds by the Issuer to the Principal Paying Agent will be made without deduction or withholding for or on account of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by or in or on behalf ot the Netherlands or by or on behalf of any political subdivision or authority therein having power to tax (hereinafter together called ("Withholding Taxes"), unless such deduction or withholding is required by law.

In the event that any Withholding Taxes on any such payments to the Principal Paying Agent must be withheld at source by the Issuer, the Issuer shall pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by the Bondholders after such deduction or withholding shall equal the respective amounts of principal and interest which would have been receivable in respect of the relevant Bonds and/or Coupons in the absence of such deduction or withholding. No such Additional Amounts shall, however, be payable on account of any taxes, duties or governmental charges which:

a) are payable otherwise than by deduction or withholding from payments of principal or interest under these Terms of the Bonds; or

b) are payable by reason of the Bondholder having, or having had, some personal or business connection with the Netherlands and not merely by reason of the holding of the Bond or Coupon; or

c) are payable by reason of a change in law that becomes effective more than 30 days after the relevant payment of principal or interest becomes due, or is duly provided for and notice thereof is published in accordance with Section 14, whichever occurs later; or

d) no such additional amounts are payable where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to the Council Directive on taxation of savings income in the form of interest payments or the equivalent measures that Switzerland and/or Liechtenstein have agreed upon their negotiations with the EU Council because of this Directive or any law implementing or complying with, or introduced in order to conform to that Directive.

6.2 Early Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws or regulations prevailing in the Netherlands, which change or amendment becomes effective on or after 15 September 2006, or as a result of any application or official interpretation of such laws or regulations not generally known before that date, Withholding Taxes are or will be liable on payments by the Issuer to the Principal Paying Agent of principal or interest in respect of the Bonds which cannot be avoided and, by reason of the obligation to pay Additional Amounts as provided in paragraph 1 hereof, such Withholding Taxes are to be borne by the Issuer, the Issuer may redeem the Bonds in whole, but not in part, at any time, on giving not less than 60 days notice, at the Final Redemption Value, together with interest accrued to the date fixed for redemption. No such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to withhold or pay Withholding Taxes were a payment in respect of the Bonds or Coupons then made.

Any such notice shall be given by publication in accordance with Section 14. It shall be irrevocable, must specify the date fixed for redemption and must set forth a statement in summary form of the facts constituting the basis for the right of the Issuer so to redeem.

7. Status and Negative Pledge Clause

7.1 Status

The Bonds constitute unsecured and unsubordinated obligations of the Issuer ranking *pari passu* among themselves and with all other present or future unsecured and unsubordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.

7.2 Negative Pledge Clause

So long as any of the Bonds remain outstanding, the Issuer undertakes not to secure any of its other indebtedness, whether present or future, which is both (a) represented by bonds, notes or other securities which have an initial life exceeding two years and which are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market and (b) not Domestic Indebtedness.

In this Condition 7.2, "Domestic Indebtedness" means the indebtedness as referred to under (a) above of the Issuer which is denominated or payable (at the option of any party) in euro unless 50 per cent. or more thereof in aggregate principal amount is initially offered or sold outside the Netherlands.

8. Events of Default

HVB has the right but not the obligation, on behalf of the Bondholders, to declare all the outstanding Bonds, plus accrued interest to the date of such payment, to be immediately repayable at their par value in case of:

a) non-payment of the principal of any of the Bonds as and when the same shall become due and payable and such default continues for a period of 30 days; or

b) non-payment of interest on or additional amounts payable under Section 6 on any of the Bonds as and when the same become due and payable and such default continues for a period of 30 days; or

c) failure on the part of the Issuer duly to observe or perform any other covenants or obligations under the Agreement or the Terms for a period of 15 days after the date on which written notice by HVB of such failure, requiring the Issuer to remedy the same, shall have been sent to the Issuer; or

d) any other indebtedness of the Issuer or any Material Subsidiary (as defined in the Section 9) either (i) becomes due and payable, exceeding Euro 35,000,000 or its counter-value prior to the due date for payment thereof by reason of default by the Issuer or a Material Subsidiary; or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto, or any guarantee or indemnity given by the Issuer or any Material Subsidiary in respect of indebtedness of any person is not honoured when due; or

e) the Issuer or any Material Subsidiary shall generally not pay its debts as they become due, or shall admit in writing its inability to pay its debts, or shall make general assignment for the benefit of creditors; or

f) the Issuer or any Material Subsidiary shall commence any case, proceeding or other action or any case, proceeding or other action shall be commenced against the Issuer or any Material Subsidiary (which results in the entering of an order for relief against one of them which is not fully stayed within 30 days after the entering thereof or remains undismissed for a period of 30 days) seeking arrangement, adjustment, bankruptcy, dissolution or composition of any one of them or of the debts of any one of them under any law relating to bankruptcy, insolvency or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for any one of them or for all or any substantial part of the property of any one of them; or

g) the Issuer or any Material Subsidiary respectively shall take any corporate action to authorise any of the actions set forth above in paragraphs e) and f).

9. Sale or Transfer of Assets, Reorganisation, Liquidation or Merger

In case of:

a) sale or transfer of all or a substantial part of the assets of the Issuer or of a Material Subsidiary or liquidation or merger of a Material Subsidiary (for this purpose, a part of the assets shall be deemed to be substantial if, when aggregated with all previous disposals after the Payment Date of this Issue taken into account under the subparagraph, the value thereof amounts to 10 per cent, or more of the gross assets of such entity determined by reference to the latest available audited unconsolidated balance sheet of such entity); or

b) reorganization or the Issuer or a Material Subsidiary, unless in the opinion of HVB such reorganization includes adequate protection of the Bondholders; or

c) liquidation or merger of the Issuer, unless (i) the successor company (if any) assumes all obligations of the Issuer; and (ii) the ratio of Consolidated Equity of the successor company to consolidated total assets shall not be less than that before such liquidation or merger,

HVB has the right, but not the obligation, to declare on behalf of the Bondholders, all outstanding Bonds plus accrued interest, to be immediately payable at par 30 days after receipt of a written notice addressed to the Issuer by HVB.

"Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Issuer or by one or more other Subsidiaries.

"Material Subsidiary" means any Subsidiary of the Issuer whose net profits after tax but before extraordinary items or whose net assets (in each case attributable to the shareholders of the Issuer) represent 10 per cent, or more of the consolidated net profits after tax but before extraordinary items or consolidated net assets (in each case attributable to the shareholders of the Issuer) of the Issuer and its Subsidiaries. A report of the auditors of the Issuer that in their opinion a Subsidiary of the Issuer is or is not a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Consolidated Equity" means the sum of:

a) the par value of the outstanding capital stock of all classes; plus

b) the amount of the consolidated surplus, whether capital or earned; plus

c) that minority portion of consolidated subsidiaries, if any, which for accounting purposes is consolidatable pursuant to general accepted accounting principles and practices in the relevant jurisdiction.

10. Replacement of Issuer

The Issuer may, without the consent of the Holders, at any time substitute for itself in respect of all rights and obligations arising under or in connection with the Bonds, any non-Swiss issuer of which 90% or more of the shares carrying voting rights are directly or indirectly held by the Issuer (the "New Issuer"), provided that:

a) the New Issuer is in the opinion of HVB in a position to fulfil all payment obligations arising from or in connection with the Bonds and Coupons in freely convertible and transferable legal tender of Switzerland without any need to deduct or withhold any taxes or duties at source and to transfer without restriction all amounts required to be paid under the Bonds and Coupons to HVB and the interests of the holders of Bonds and/or Coupons are adequately protected in the opinion of HVB;

b) the New Issuer has obtained to this effect all necessary authorisations of the country of its domicile or its deemed residence for tax purposes; and

c) the Issuer has issued its irrevocable and unconditional guarantee as per Art. 111 of the Swiss Federal Code of Obligations in respect to the obligations of the New Issuer under the Bonds and Coupons in form and content satisfactory to HVB.

Any substitution shall be published in accordance with Section 14. In the event of such substitution, any reference in the Agreement and Annexes and Terms of the Bonds to the Issuer shall be deemed to refer to the New Issuer and any reference to the Netherlands (as far as made in connection with the Issuer) shall be deemed to refer to the country in which the New Issuer has its domicile or is deemed resident for tax purposes.

11. Replacement of Bonds, Couponssheets and Coupons

If printed, Bonds, Couponssheets or Coupons which are mutilated, lost or destroyed may be replaced at the office of HVB against payment by the holder of the respective Bonds, Couponssheets or Coupons at such costs as may be incurred in connection therewith and on such terms as to evidence and guarantee as the Issuer and HVB may require and, in the case of mutilation, upon surrender of the mutilated Bonds, Couponssheets or Coupons.

12. Listing

Application will be made for the admission and listing of the Bonds on the main segment of SWX.

The Issuer will use reasonable endeavors to have the Bonds listed on SWX and to maintain such listing during the whole life of the Bonds.

13. Prescription

Claims for payment of principal and interest, respectively, cease to be enforceable by legal action in accordance with the applicable Statute of Limitations (presently after 10 years (in the case of principal) and 5 years (in the case of interest) from their relevant due dates).

14. Notices

All notices regarding the Bonds and/or the Coupons shall be published by HVB electronically on the website www.swx.com in accordance with the rules and regulations of SWX.

All notices to the Issuer by any Bondholder or Couponholder shall be transmitted through HVB exclusively.

15. Applicable Law and Jurisdiction

The Bonds and Coupons are governed by Swiss law.

Any dispute which might arise between the Bondholders and Couponholders on the one hand and the Issuer on the other hand regarding the Bonds or the Coupons shall fall within the jurisdiction of the ordinary courts of justice of the Canton of Zurich, place of venue being Zurich 2.

Solely for that purpose and for the purpose of the performance and enforcement of its obligations under these Terms of the Bonds, the Bonds and Coupons in Switzerland, the Issuer elects legal and special domicile (including pursuant to Article 50 of the Swiss Federal Act on Debt Enforcement and Bankruptcy) at the offices of HVB and appoints HVB as its agent for service of process. HVB shall forthwith notify the Issuer of any communication received under this Section.

The Bondholders and Couponholders are also at liberty to enforce their rights and to take legal action against the Issuer before the competent courts of the Netherlands, in which case Swiss law shall be applicable with respect to the Bonds or Coupons.

16. Currency Indemnity

If any payment obligation of the Issuer in favor of the Bondholders or Couponholders has to be changed from Swiss francs into a currency other than Swiss francs (to obtain a judgment, execution or for any other reason) the Issuer undertakes, as a separate and independent obligation, to indemnify the Bondholders or Couponholders for any shortfall caused by fluctuation of the exchange rates applied for such conversions.

17. Bondholders' Meeting

17.1 HVB or the Issuer may at any time convene a meeting of the Bondholders (a "Bondholders' Meeting").

In case of any event mentioned in Section 8 above, holders of Bonds who wish that a Bondholders' Meeting should be convened and who represent Bonds in the aggregate principal amount of at least 10% (ten percent) of the aggregate principal amount then outstanding and who are entitled to vote in accordance with Subsections 17.5 and 17.7 below may at any time require HVB to convene a Bondholders' Meeting, which shall convene such a meeting as soon as practicably possible upon receipt of such request.

17.2 A Bondholders' Meeting may consider any matter affecting the interests of the Bondholders (other than matters on which HVB has previously exercised its rights contained in Section 18 below), including any modification of or arrangement in respect of the terms and conditions of the Bonds and Coupons.

17.3 Notice convening a Bondholders' Meeting shall be given at least 20 days prior to the proposed date thereof. Such notice shall be given by way of one announcement in accordance with Section 14 above, at the expense of the Issuer. It shall state generally the nature of the business to be transacted at such meeting. If an Extraordinary Resolution (as defined below) is being proposed, the wording of the proposed resolution or resolutions shall be indicated. The notice shall specify the day, hour and place of the meeting and also the formal requirements referred to in Subsection 17.5 below. The Issuer and the Paying Agents will each make a copy of such notice available for

inspection of the Bondholders during normal business hours at each of their respective head offices.

Notice of any resolution passed at a Bondholders' Meeting will be published by HVB on behalf and at the expense of the Issuer in compliance with Section 14 above not less than 10 days after the date of the meeting. Non-publication of such notice shall not invalidate such resolution.

17.4 All Bondholders' Meetings shall be held in Zurich. A chairman (the "Chairman") shall be nominated by HVB in writing. If no person has been so nominated or if the nominated person shall not be present at the Bondholders' Meeting within 30 minutes after the time fixed for holding the meeting, the Bondholders present shall choose one of their number to be the Chairman.

The Chairman shall lead and preside over the Bondholders' Meeting. Among others, it shall be his duty to determine the presence of persons entitled to vote and to inquire if the necessary quorum (as set forth below) is present. He shall instruct the Bondholders as to the procedure of the Bondholders' Meeting and the resolutions to be considered.

In the case of any equality of votes, the Chairman shall have a casting vote.

A declaration by the Chairman that a resolution has been carried or carried by a particular majority or rejected or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

17.5 Each person who produces a Bond or a certificate by a Manager in respect of such Bond relating to that Bondholders' Meeting is entitled to attend and to vote on the resolutions proposed at such Bondholders' Meeting. Couponholders are not entitled to attend or vote at Bondholders' meetings. Said certificate shall be dated before the date of the Bondholders' Meeting and confirm that the Bond is deposited with the Manager and will remain deposited with it until and including the date of the Bondholders' Meeting and that it has not issued any other such certificate with respect to such Bond.

17.6 The quorum necessary in order to vote on resolutions proposed at a Bondholders' Meeting shall be persons entitled under Subsections 17.5 above and 17.7 below holding or representing in the aggregate percentages (or more) of the aggregate principal amount of all outstanding Bonds:

each Ordinary Resolution:	25%
each Extraordinary Resolution:	66%.

The terms "Ordinary Resolution" and "Extraordinary Resolution" are defined in Subsections 17.9 and 17.10 below.

If within thirty minutes after the time appointed for any Bondholders' Meeting a sufficient quorum is not present, the Meeting shall be dissolved.

17.7 Voting rights shall be determined according to the principal amount of outstanding Bonds held. Each CHF 5,000 principal amount gives right to one vote.

Bonds held by or on behalf of the Issuer or any other natural person or legal entity (aa) which directly or indirectly owns or controls more than 50% of the equity share capital of the Issuer, or (bb) of which in the case of a legal entity more than 50% of the equity share capital is controlled by the Issuer directly or indirectly, or (cc) where the Issuer is in a position to exercise, directly or indirectly, a control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated to the Issuer, shall not be entitled to vote at such Bondholders' Meeting.

17.8 A resolution shall be validly passed if approved by the following percentages (or more) of votes cast at a duly convened Bondholders' Meeting held in accordance with this Section 17:

each Ordinary Resolution:	51%
each Extraordinary Resolution:	66%

Every proposal submitted to a Bondholders' Meeting shall be decided upon by a poll.

17.9 Any resolution which is not an Extraordinary Resolution (as defined in the following Subsection) shall be deemed to be an Ordinary Resolution (an "Ordinary Resolution").

17.10 An Extraordinary Resolution (an "Extraordinary Resolution") shall be necessary to decide on the following matters at a Bondholders' Meeting:

- to postpone the maturity beyond the stated maturity of the principal of any Bond; or
- to reduce the amount of principal or premium (if any) payable on any Bond; or
- to change the date of interest payment of any Bond; or
- to change the rate of interest or the method of computation of interest of any Bond; or
- to change any provision for payment contained in the Terms of the Bonds or the place or the currency of repayment of the principal or payment of premium (if any) of any Bond or interest on any Bond; or
- to amend or modify or waive the whole or any parts of Sections 2,6,7,8 or 9 above or Subsections 17.7 through 17.10; or
- to create unequal treatment between holders of Bonds of the same class of an issue, or
- to convert the Bonds into equity, or
- to change the choice of law and the jurisdiction clause contained in Section 15 above.

The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is exclusive.

17.11 Any resolution approved at a Bondholders' Meeting held in accordance with this Section 17 shall be conclusive and binding on all present or future Bondholders whether present or not, and on all Couponholders.

Minutes of all resolutions and proceedings at a Bondholders' Meeting shall be prepared and signed by the Chairman pursuant to Section 17.4 above.

17.12 If no Bondholder or an insufficient number of Bondholders shall attend a Bondholders' Meeting, the right to decide on an early repayment of the Bonds or any other measures to protect the interests of the Bondholders shall revert to the absolute discretion of HVB. Any such decision of HVB shall be final and binding upon the Issuer and the Bondholders and Couponholders. Notice of any such decision shall be published in accordance with Section 14 above.

18. Amendment to the Terms of the Bonds

The Terms of the Bonds may be amended from time to time by the agreement between the Issuer and HVB on behalf of the Bondholders and Couponholders, provided that in the sole opinion of HVB such amendment is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Bondholders and Couponholders.

Notice of any such amendment shall be transmitted as per Section 14 above.

Any such amendment shall be binding on the Bondholders and Couponholders in accordance with its terms.

19. Separability

If at any time any one or more of the provisions of the Terms of the Bonds is or becomes unlawful, invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1698A

TRANCHE NO.: 1

ISK 40,000,000,000 13.50 per cent. Fixed Rate Notes 2007 due 28 January 2008 (the "Notes")

Issue Price: 100.723 per cent.

TD Securities

The date of these Final Terms is 23 January 2007

23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	ISK 10,000,000 per Note of ISK 10,000,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	*Early Redemption Amount*	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Registered Notes Restricted Global Certificate exchangeable for Definitive Certificates in the limited circumstances specified in the Restricted Global Certificate
29	*Financial Centre(s) (Condition 10(h)) or other* special provisions relating to payment dates:	Reykjavik, New York, TARGET and London, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1698A

TRANCHE NO.: 1

ISK 40,000,000,000 13.50 per cent. Fixed Rate Notes 2007 due 28 January 2008 (the "Notes")

Issue Price: 100.723 per cent.

TD Securities

The date of these Final Terms is 23 January 2007

A07297855/0.8.1.2/23 Jan 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006 and the supplemental Offering Circular dated 30 October 2006 (together, the "**Offering Circular**")which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

THE NOTES REFERRED TO HEREIN THAT ARE REPRESENTED BY A RESTRICTED GLOBAL CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "**SECURITIES ACT**") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF NOTES REPRESENTED BY A RESTRICTED GLOBAL CERTIFICATE

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1698A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Icelandic krona ("**ISK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	ISK 40,000,000,000
	(ii)	Tranche:	ISK 40,000,000,000
5	Issue Price:		100.723 per cent. of the Aggregate Nominal Amount
6	Specified Denomination:		ISK 10,000,000

7	(i)	Issue Date:	25 January 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8		Maturity Date:	28 January 2008
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10		Interest Basis:	13.50 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	13.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	28 January 2008
	(iii)	Fixed Coupon Amount:	ISK 1,361,095.89 per ISK 10,000,000 in nominal amount (sole long first coupon)
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA), unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		Floating Rate Provisions	Not Applicable
18		Zero Coupon Note Provisions	Not Applicable
19		Index Linked Interest Note Provisions	Not Applicable
20		Equity Linked Interest Note Provisions	Not Applicable
21		Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22		Call Option	Not Applicable

23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	ISK 10,000,000 per Note of ISK 10,000,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Registered Notes Restricted Global Certificate exchangeable for Definitive Certificates in the limited circumstances specified in the Restricted Global Certificate
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Reykjavik, New York, TARGET and London, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Joint Lead Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	0.90 per cent. selling concession 0.10 per cent. combined management and underwriting commission

37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	Not Applicable
39	Additional selling restrictions:	Iceland The Dealer has represented and agreed that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No. 33/2003) as amended and any applicable laws or regulations in Iceland.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of ISK 1.00:Euro 0.010953, producing a sum of (for Notes not denominated in Euro):	Euro 438,120,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield (Fixed Rate Notes Only)

Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of Index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0283348265
(ii)	Common Code:	028334826
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	*Not Applicable*
Description of the application process:	Not Applicable

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 25 January 2007
(iii)	Estimate of total expenses related to admission to trading:	Euro 935

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany and the *Komisja Papierów Wartosciowych Gield* in Poland with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save for any commission payable to the Dealer as set out in item 36(iii), so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield (Fixed Rate Notes Only)

Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of Index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0283348265
(ii)	Common Code:	028334826
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from *Coöperatieve Centrale Raiffeisen-*Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable

Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1703A
TRANCHE NO: 1

RON 200,000,000 6.75 per cent. Fixed Rate Notes 2007 due 22 February 2012 (the "Notes")

Issue Price: 101.01 per cent.

TD Securities

The date of these Final Terms is 20 February 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 dated 9 February 2007 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1703A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Romanian Leu ("RON")
4	Aggregate Nominal Amount:		
	(i)	Series:	RON 200,000,000
	(ii)	Tranche:	RON 200,000,000
5	Issue Price:		101.01 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		RON 1,000
7	(i)	Issue Date:	22 February 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 February 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable

13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 February in each year commencing on 22 February 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	RON 67.50 per RON 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	***Floating Rate Provisions***		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	RON 1,000 per Note of RON 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Bucharest and Target, subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not applicable
	(ii)	Stabilising Manager (if any):	Not applicable
	(iii)	Dealers' Commission:	1.625 per cent. selling concession 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption		D Rules
39	Additional selling restrictions:		For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph shall be inserted in the Offering Circular under "Plan of Distribution". <u>Romania</u> The Notes have not been and will not be registered under Law No. 297/2004 regarding capital market ("Capital Market Law") and may not be offered, sold, traded or delivered within Romanian territory without the prior approval of the Romanian National Securities Commission ("RNSC"). The Dealer has represented and agreed that neither the Offering Circular nor any other offering material related to the sale or

		distribution of the securities under this Programme be used on the Romanian territory and/or to residents of Romania, unless such sale or distribution is in compliance with Capital Market Law and applicable regulations issued by RNSC, and other Romanian relevant laws and regulations, including any applicable exchange laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.295858 producing a sum of (for Notes not denominated in Euro):	Euro 59,171,600
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 22 February 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,475

2 Ratings

Rating: The Notes to be issued under the Programme have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany and *the Komisja Papierów Wartosciowych I Gield* in Poland with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	*RON 198,220,000*
(iii)	Estimated total expenses:	RON 3,800,000 (comprising of RON 50,000 Managers' expenses and RON 3,750,000 selling concession and combined management and underwriting commission)
6	**Yield** *(Fixed Rate Notes Only)* Indication of yield:	*6.507 per cent. per annum* This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. *It is NOT an indication of future yield.*

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0286907034
(ii)	Common Code:	028690703
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	A0LMYW
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity

SERIES NO: 1695A
TRANCHE NO: 1
EUR10,000,000 Callable Range Accrual Notes due January 2017

Issue Price: 100.00 per cent.

Barclays Capital

The date of these Final Terms is 29 January 2007

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination The Rate of Interest for each Interest Period shall be calculated by the Calculation Agent, in accordance with the following formula: (6 Month EUR-EURIBOR + 1.00 per cent.) * n/N Where: "n" means, in relation to an Interest Period, the number of calendar days in such Interest Period where the Index Level is fixed at or within the Accrual Range, provided that the Index Level as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the relevant Interest Period; "N" means, in relation to an Interest Period, the number of calendar days in such Interest Period; "Accrual Range" means 0.00-5.50 per cent. "Index Level" means 6 Month EUR-EURIBOR-Telerate, as determined by the Calculation Agent; The Index Level for any calendar day during the Interest Period which is not a Business Day shall be the Index Level of the immediately preceding Business Day; For the avoidance of doubt, no other interest will be payable in respect of the Notes in relation to any Interest Period except as provided above. In particular, no interest will accrue on those days that the Index Level sets (or is deemed to have set) below the Accrual Range.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Not Applicable
17		**Floating Rate Provisions**	Applicable
	(i)	Interest Period(s)	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	Interest is payable semi-annually in arrear on 31 January and 31 July in each year, from and including 31 July 2007 to and including the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	London and Target

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination The Rate of Interest for each Interest Period shall be calculated by the Calculation Agent, in accordance with the following formula: (6 Month EUR-EURIBOR + 1.00 per cent.) * n/N Where: "n" means, in relation to an Interest Period, the number of calendar days in such Interest Period where the Index Level is fixed at or within the Accrual Range, provided that the Index Level as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the relevant Interest Period; "N" means, in relation to an Interest Period, the number of calendar days in such Interest Period; "Accrual Range" means 0.00-5.50 per cent. "Index Level" means 6 Month EUR-EURIBOR-Telerate, as determined by the Calculation Agent; The Index Level for any calendar day during the Interest Period which is not a Business Day shall be the Index Level of the immediately preceding Business Day; For the avoidance of doubt, no other interest will be payable in respect of the Notes in relation to any Interest Period except as provided above. In particular, no interest will accrue on those days that the Index Level sets (or is deemed to have set) below the Accrual Range.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable

		- Floating Rate Option:	EUR-EURIBOR-Telerate
		- Designated Maturity:	6 Month
		- Reset Date:	Specified Interest Payment Date
		- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(x)	Margin(s):	Plus 1.00 per cent. per annum
	(xi)	Minimum Rate of Interest:	0.00 per cent.
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA, adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Specified Interest Payment Date, from and including 31 January 2008 to and including 31 July 2016
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR50,000 per Note of EUR50,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice to its intention to redeem the Notes not less than five Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR50,000 per Note of EUR50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET, subject to Condition 10(h)B apart from the phrase "nor to any interest or other sum in respect of such early postponed payment" which should deemed to be deleted.
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system/other specify

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 31 January 2007
(iii)	Estimate of total expenses related to admission to trading:	EUR3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Not Applicable

4 Yield (*Fixed Rate Notes Only*) Not Applicable

Indication of yield:

5 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

6 Operational information

(i)	ISIN Code:	XS0283053972
(ii)	Common Code:	028305397
(iii)	Fondscode:	Not Applicable

(iv) German WKN-code:		Not Applicable
(v) Private Placement number:		Not Applicable
(vi) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii) Delivery:		Delivery against payment
(viii) Names and addresses of additional or other Paying /Delivery Agent(s) (if any):		Not Applicable
(ix) Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))		Not Applicable

END